UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2021

MKS INSTRUMENTS, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	000-23621	04-2277512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Tech Drive, Suite 201, Andover, Massachusetts	01810
Address of principal executive offices	Zip Code

Registrant’s telephone number, including area code: (978) 645-5500

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MKSI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 17, 2021, MKS Instruments, Inc. (“MKS”) made available to investors an investor presentation. A copy of the presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Investor Presentation made available by MKS on February 17, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Safe Harbor For Forward-Looking Statements

Statements in this document regarding the proposed transaction between MKS and Coherent, future financial and operating results, benefits and synergies of the transaction, financing for the transaction, future opportunities for the combined company and any other statements about MKS managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ultimate outcome of discussions between MKS and Coherent, including the possibilities that MKS will not pursue a transaction with Coherent or that Coherent will reject a transaction with MKS; the ability of the parties to complete a transaction; the risk that the conditions to the closing of any transaction, including receipt of required regulatory approvals and approval of MKS’ and Coherent’s respective stockholders, are not satisfied in a timely manner or at all; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of MKS and Coherent; the ability of MKS to realize the anticipated synergies, cost savings and other anticipated benefits of the proposed transaction, including the risk that the anticipated benefits from the proposed transaction may not be realized within the expected time period or at all; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments; changing conditions affecting the markets in which MKS operates, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets; fluctuations in sales to MKS’ and Coherent’s existing and prospective customers; the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on MKS’ or Coherent’s operations and the operations of their respective customers and suppliers resulting from public health requirements and government mandates; the terms of MKS’ term loan and the availability and terms of the financing to be incurred in connection with the transaction; competition from larger or more established companies in MKS’ and Coherent’s respective markets; MKS’ ability to successfully grow the businesses of the combined company; the challenges, risks and costs involved with integrating the businesses of MKS and Coherent; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; manufacturing and sourcing risks; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ most recent Form 10-K and any subsequent Form 10-Q reports filed by MKS with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in MKS’ future filings. The forward-looking statements included in this document speak only as of the date hereof, and MKS does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which MKS has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, MKS (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document MKS and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MKS AND COHERENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Coherent and MKS. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MKS through the web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

MKS and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information regarding the interests of these participants in any such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. Additional information regarding MKS’ directors and executive officers is included in MKS’ definitive proxy statement, which was filed with the SEC on March 27, 2020. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 17, 2021

MKS Instruments, Inc.

By:	/s/ Kathleen F. Burke
Name:	Kathleen F. Burke
Title:	Senior Vice President, General Counsel and Secretary

The Case for MKS + Coherent Accelerating the Adoption of Laser-Based Manufacturing February 17, 2021 Exhibit 99.1

Safe Harbor For Forward-Looking Statements   Statements in this document regarding the proposed transaction between MKS and Coherent, future financial and operating results, benefits and synergies of the transaction, financing for the transaction, future opportunities for the combined company and any other statements about MKS managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ultimate outcome of discussions between MKS and Coherent, including the possibilities that MKS will not pursue a transaction with Coherent or that Coherent will reject a transaction with MKS; the ability of the parties to complete a transaction; the risk that the conditions to the closing of any transaction, including receipt of required regulatory approvals and approval of MKS’ and Coherent’s respective stockholders, are not satisfied in a timely manner or at all; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of MKS and Coherent; the ability of MKS to realize the anticipated synergies, cost savings and other anticipated benefits of the proposed transaction, including the risk that the anticipated benefits from the proposed transaction may not be realized within the expected time period or at all; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments; changing conditions affecting the markets in which MKS operates, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets; fluctuations in sales to MKS’ and Coherent’s existing and prospective customers; the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on MKS’ or Coherent’s operations and the operations of their respective customers and suppliers resulting from public health requirements and government mandates; the terms of MKS’ term loan and the availability and terms of the financing to be incurred in connection with the transaction; competition from larger or more established companies in MKS’ and Coherent’s respective markets; MKS’ ability to successfully grow the businesses of the combined company; the challenges, risks and costs involved with integrating the businesses of MKS and Coherent; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; manufacturing and sourcing risks; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ most recent Form 10-K and any subsequent Form 10-Q reports filed by MKS with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in MKS’ future filings. The forward-looking statements included in this document speak only as of the date hereof, and MKS does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable laws.

Strategic Rationale Early innings of shift to laser-based manufacturing MKS saw the trends of complexity and miniaturization beginning 20 years ago We executed in Semiconductor, and foresaw same trends coming to Advanced Markets Photonics is a critical enabler of laser-based manufacturing across applications MKS + Coherent would be a global Photonics leader World-class technology portfolio, expertise and IP to accelerate innovation Lumentum and II-VI are seeking diversification away from telecom MKS + Coherent is the best fit for all stakeholders Shared vision, complementary teams and cultures Deep customer relationships and commitment to collaborative innovation MKS stock is the best currency for Coherent shareholders Strong transaction financial profile Accretive within 12 months; $180M in synergies Manageable debt structure with proven track record of de-levering quickly Strong through-cycle profitability and cash generation

Stage is Set for Broad Adoption of Laser-Based Manufacturing Trends we saw in Semiconductor 20 years ago are driving adoption of laser-based manufacturing 2000 - 2010 Advanced Devices Large electronic components, less processing power, bulky design Mechanical Manufacturing Processes 2010 - 2020 Smartphones, Wearables, IoT Very small electronic components, extremely fast processing power Laser Manufacturing Select Use Cases 2020+ Hyper-Connectivity, Miniaturization Extremely small form-factor, continued acceleration of processing power Laser Manufacturing Broad Adoption

Photonics Is Becoming Ubiquitous Across Applications EV Battery Welding & Foil Cutting Laser Surgery (Opthalmic) PCB Via Drilling Semiconductor Lithography & Inspection Neuroscience Imaging Display Manufacturing Solar Panel Processing Defense Enabling Critical Technologies That Transform The World

Bringing Together Broad Expertise to Solve Customer Problems Display Semiconductor Laser-Based Manufacturing MKS Critical Wet Cleaning Deposition and Encapsulation Chamber Cleaning Vacuum Process Leadership Optical Subsystems for Lithography and Metrology PCB Laser Drilling Solar Processing Laser Beam Measurement Coherent Excimer Laser Annealing Laser Lift-Off Film and Glass Cutting Laser Sources for Inspection and Metrology Wafer Laser Processing PCB Laser Sources Precision Welding and Cutting Fiber Laser Components

Customers R&D scale to accelerate solutions that drive adoption of laser-based manufacturing Deep customer intimacy across array of markets We pride ourselves on solving our customers’ most complex challenges Commitment to collaborative innovation – MKS “OCTO” empowers subject-level experts Shareholders Exposure to best secular growth markets (Semiconductor and Advanced Markets) Diverse customer base and complementary technologies Accretion within 12 months; $180M in synergies Proven M&A integration and execution track record History of de-leveraging quickly Strong cash generation and profitability through cycles The Best Fit for All Stakeholders People & Culture Both companies focused on photonics innovation since 1960s Shared conviction in and understanding of precision laser processing Key leaders of MKS spent decades at Coherent Coherent leaders have experience from Spectra Physics (MKS) We know each other well

Track Record of Cost Synergies and Margin Expansion Newport Acquisition - April 2016 $946M net acquisition price Delivered $38M of synergies within 17 months after acquisition (faster and above targets) Established foundation for growth of Advanced Markets segment $1,019M net acquisition price Delivered $18M of synergies within 20 months after acquisition (faster and above targets) Unique fit with Advanced Markets segment; well-positioned for attractive Flex and HDI PCB opportunities Important driver of Advanced Markets growth and gaining traction E&S SEGMENT NON-GAAP OPERATING MARGIN +1290 BASIS POINTS ESI Acquisition - February 2019 L&M SEGMENT NON-GAAP OPERATING MARGIN +660 BASIS POINTS (1) (1) (1)Assumes the Company acquired Newport on January 1, 2016 and ESI on January 1, 2019. 2016 and 2019 Pro Forma Non-GAAP Operating Margin reconciliations can be found on Slide 11.

Consistent Track Record of De-leveraging 55% Reduction Post Newport 16% Reduction Post ESI

Sound Path to Regulatory Approval We have considered this transaction carefully for 12 months We know the regulatory landscape well Completed >20 deals in the past two decades China approval for ESI in 2 months Limited overlap in competitive markets Technologies and products primarily complementary to MKS Complementary positions in pulsed lasers – serve different applications We have de minimis exposure to Huawei/ZTE Telecom suppliers typically have elongated approval processes We expect less scrutiny by China

“Tale of the Tape” Market Outperformance Limited Huawei/ZTE Exposure Strategic Fit 12-Month Accretion Cultural Fit Ability to De-Lever Quickly MKS Lumentum II-VI MKS Equity Offers Superior Value—Today and For the Long Term

Appendix: Schedule Reconciling Selected Non-GAAP Financial Measures The Light & Motion (“L&M”) segment was created in conjunction with the completion of our acquisition of Newport Corporation, Inc. on April 29, 2016 ("Newport Acquisition"). The Equipment & Solutions (“E&S”) segment was created in conjunction with the completion of our acquisition of Electro Scientific Industries, Inc. on February 1, 2019 ("ESI Acquisition"). *Proforma amounts assume the Newport Acquisition occurred on January 1, 2016 and the ESI Acquisition occurred on January 1, 2019. Reconciliation of Income from Operations to Non-GAAP Income from Operations and Calculation of Non-GAAP Operating Margin %:

Additional Information and Where to Find It This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which MKS has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, MKS (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document MKS and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MKS AND COHERENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Coherent and MKS. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MKS through the web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation MKS and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information regarding the interests of these participants in any such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. Additional information regarding MKS’ directors and executive officers is included in MKS’ definitive proxy statement, which was filed with the SEC on March 27, 2020. These documents can be obtained free of charge from the sources indicated above.